UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                         Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated September 19, 2025 (Filing Number: 2025-02-070730) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Chief Financial Officer Transition

Item 1

Chief Financial Officer Transition

The Company hereby announces that Aviram Lahav will conclude his tenure as ICL’s CFO on June 15, 2026, towards his retirement. As per the Company’s Board of Directors’ resolution dated March 10, 2026, Asaf Alperovitz will succeed Lahav and will be appointed as CFO and a member of ICL’s executive management team effective June 15, 2026.

Asaf Alperovitz brings with him more than two decades of senior financial experience. He currently serves as the CFO of SolarEdge Technologies and previously held CFO positions at Delta Galil Industries, Syneron Candela, and other companies, served as CEO at Allmed Solutions, and held senior management roles including Head of the Israeli Desk at Ernst & Young (EY). Alperovitz holds an MBA in Finance and Marketing and a BA in Accounting and Economics, both from Tel Aviv University, and is a Certified Public Accountant (Israel).

Elad Aharonson, ICL’s President and CEO, expressed his deep appreciation to Aviram for his meaningful contributions and dedicated service to the Company, and wished him much success in his future endeavors. Aharonson also congratulated Asaf on his new role and conveyed his full confidence that Alperovitz’s extensive global experience in public companies and senior positions in the industry will further strengthen the Company, support its continued growth, and advance the execution of its strategy.

Name of the authorized signatory on the report and name of authorized electronic reporter: Aya Landman, Adv.
Position: VP, Chief Compliance Officer & Corporate Secretary
Signature Date: March 10, 2026

Investor and Press Contact - Israel Adi Bajayo ICL Spokesperson +972-52-4454789 Adi.Bajayo@icl-group.com	Investor and Press Contact - Global Peggy Reilly Tharp VP, ICL Global Investor Relations +1-314-983-7665 Peggy.ReillyTharp@icl-group.com

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: March 10, 2026